EXHIBIT 3.10

In the office of
Dean Heller
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada

Certificate of Amendment to Articles of Incorporation
For Nevada Profit Corporation

(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of corporation

BRAINTECH, INC.

2. The articles have been amended as follows (provide article numbers, if available)

ARTICLE IV.

The Corporation shall have the authority to issue 200,000,000 shares of common stock, $0.001 par value, all of which stock shall be of the same class common and shall have the same rights and preferences, and fully paid stock of the Corporation shall not be liable to any further call or assessment. The Corporation may issue the shares of stock for such consideration as may be fixed by the Board of Directors.

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation have voted in favor of the amendment is: 99.88%*

4. Effective date of filing (optional):

5. Officer Signature (required): /s/ Edward A. White
                                          Edward A. White, CFO and Director

* If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of the shares representing a majority of the voting power of each class or series affected by the amendment regardless of limitations or restrictions on the voting power thereof.